

December 24, 2013

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

      Re: Vanguard Natural Resources, LLC
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed March 1, 2013
              Supplemental Response dated September 16, 2013
              File No. 001-33756

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

Proved Undeveloped Reserves, page 10

1.   We note your response to comment 1 in our letter dated September 10, 2013. The schedule provided as part of your response indicates your plan to drill 31 net wells during the fiscal year ended December 31, 2013. Please tell us how many of these wells have been drilled through September 30, 2013 and whether you expect to drill all of these wells by the end of the year. In addition, please compare the amount of cash invested in converting proved undeveloped reserves ("PUDs") to developed status through September 30, 2013 to the budgeted amount.

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

2.   Your response to comment 5 in our letter dated September 10, 2013 states that adjusted
        EBITDA is a significant performance metric used by management as a tool to measure
        the cash distributions you could pay to your unitholders. It appears that adjusted
        EBITDA includes the gross amount received upon settlement of commodity and interest
        rate derivative contracts. Please explain to us how the adjustments related to premiums
        paid on derivative contracts in prior periods and the fair value of derivatives acquired as
        part of prior period business combinations result in a measure of adjusted EBITDA that
        provides useful information regarding your ability to sustain or support an increase in
        your monthly cash distribution.

3.   Your response to comment 5 in our letter dated September 10, 2013 states that realized
        gains / losses on derivative contracts are included in the calculation of adjusted EBITDA
        as these represent cash settlements recognized during the period. Please tell us why a
        presentation showing one line item for the total gain / loss recognized and another line
        item for the net cash received / paid for derivative contracts not designated as cash flow
        hedges which were settled during the period would not be preferable to the presentation
        currently provided. This comment also applies to non-GAAP measures presented in your
        filings on Form 8-K.

4.   Your response to comment 6 in our letter dated September 10, 2013 states that the line
        item captioned "amortization of value on derivative contracts acquired" represents the
        amounts capitalized in derivative assets or liabilities in previous periods in connection
        with acquisitions where volumes have settled in the current period. Please tell us why the
        characterization of this adjustment as amortization here and in other sections of your
        filing is appropriate. This comment also applies to the line item captioned "amortization
        of premiums paid on derivative contracts."

Consolidated Statements of Operations, page 81

5.   We note your response to comment 9 in our letter dated September 10, 2013 and the
        description of your accounting and reporting for derivative instruments not designated as
        cash flow hedges. Please identify for us the specific provisions of the relevant
        authoritative literature that support the separate disclosure of realized and unrealized
        gains / losses on derivative contracts not designated as cash flow hedges. As part of your
        response, explain to us why the measure of unrealized gains / losses that you have
        presented is an amount calculated in accordance with U.S. GAAP.

6.   Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

- Separate presentation of realized gains / losses on commodity derivative contracts and interest rate derivative contracts and unrealized gains / losses on commodity derivative contracts and interest rate derivative contracts on the face of your consolidated statements of operations;

- The line item "Unrealized losses on commodity and interest rate derivative contracts" in your consolidated statements of cash flows;

- Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

- Separate presentation of realized gains / losses on commodity derivative contracts and interest rate derivative contracts and unrealized gains / losses on commodity derivative contracts and interest rate derivative contracts as part of selected financial data;

- Separate presentation and discussion of realized and unrealized gains / losses on derivatives in both tables and text provided in your MD&A; and,

- The line item "Unrealized (gains) losses on commodity and interest rate derivative contracts" in your reconciliation of non-GAAP measures presented in your periodic Exchange Act filings and your filings on Form 8-K.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Consolidated Statements of Cash Flows

7.   We note that premiums paid on derivative contracts are reflected in cash flows from operating activities in your statements of cash flows. Please revise to present a separate line item disclosing the dollar amount of premium payments. Refer to FASB ASC 230-10-45-7.

Form 8-K filed March 1, 2013

Use of Non-GAAP Measures, page 12

8.   Your disclosure states that management must consider the timing and size of its planned capital expenditures in determining the sustainability of its monthly distribution.

However, it appears that the adjustment to the calculation of distributable cash flow for "Drilling, capital workover and recompletion expenditures" represents actual, historical amounts incurred during the period for additions to capitalized oil and natural gas properties. Please revise to clarify, if true, that, while the calculation of distributable cash presented here reflects only historical expenditures, the determination of actual cash distributions also takes into consideration amounts related to planned future capital expenditures.

9. In connection with the preceding comment, please provide disclosure addressing all differences between items considered in determining actual distributions to unitholders and the adjustments made in calculating distributable cash flow.

10. We note your disclosure stating that distributable cash flow is used by management as a tool to measure the cash distributions you could pay your unitholders. Please revise to provide additional detail regarding how you consider or evaluate distributable cash flow in determining actual cash distributions. In addition, please present actual distributions paid and explain how investors should evaluate differences between distributable cash flow and actual distributions (including with regard to the measure "distribution coverage").

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief